NEWS RELEASE

Drilling Update On Guanacevi Project, Durango, Mexico;
Endeavour Receives Conditional Approval For TSX Listing

January 16, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V, EDRGF: PNK, EJD: FSE) announces additional encouraging drill results from three mineralized zones on the Santa Cruz property, Guanacevi Project, Durango, Mexico. Endeavour currently has five drill rigs working at Guanacevi.

High silver grades were intersected over mineable widths in the first eight drill holes at the Deep Santa Cruz zone, including 3470 gpt silver over 1.45 m (115.2 oz per ton silver equivalent over 4.8 ft) in hole DSC1-7. Selected drill results are as follows:

Deep Santa Cruz Drill Results

Hole	Core Length		Silver	Gold	Ag Equiv.
(No.)	(m)	(ft)	(gpt)	(gpt)	(opt)
DSC1-2	3.20	10.5	547	0.66	17.1
incl.	0.50	1.6	2426	2.10	74.4
DSC1-3	0.40	1.3	1428	2.20	45.5
DSC1-5	1.85	6.1	427	0.95	14.1
and	1.15	3.8	690	0.60	21.2
DSC1-7	1.45	4.8	3470	8.00	115.2
and	2.75	9.0	566	1.90	19.8
DSC1-8	1.45	4.8	815	1.81	26.9
and	3.80	12.5	1361	1.91	43.0
and	0.60	2.0	1218	1.00	37.3

True widths are approximately 65% of core lengths.

All silver equivalent grades used in this report were calculated using a ratio of 1 gold to 60 silver.

Deep Santa Cruz is located below the lowest mine level (13) in the Santa Cruz mine and represents the deep extension of the historic Santa Cruz orebody. The confirmation drilling at Deep Santa Cruz revealed two veins with narrower but higher grade than the anticipated single vein, still open to the northwest and at depth.

Industrias Penoles had estimated an historic resource there in the 1980’s on the basis of underground cross-cuts and diamond drilling. An additional 12 holes are currently being drilled in this historic resource to bring it into compliance with N.I. 43-101.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX-V: EDR; FSE: EJD

Broad vein widths of moderate silver grades were intersected in initial drilling on the El Porvenir property, including 6.30 m grading 320 gpt silver (10.6 oz. per ton silver equivalent over 20.7 ft) in hole EP11-C. Some of the better drill results are as follows:

El Porvenir Drill Results

Hole	Core Length		Silver	Gold	Ag Equiv.
(No.)	(m)	(ft)	(gpt)	(gpt)	(opt)
EP8-A	1.80	5.9	299	0.71	10.0
EP9-A	1.25	4.1	358	0.40	11.1
EP10-D	3.20	10.5	220	0.70	7.6
EP11-B	3.25	10.7	350	0.59	11.2
incl.	1.00	3.3	660	1.16	21.3
and	4.25	13.9	222	0.28	7.0
EP11-C	6.30	20.7	320	0.75	10.6

True widths are approximately 75% of core lengths.

El Porvenir covers the up-dip portion of the new, high grade North Porvenir zone above level 100 in the North Porvenir mine, where Endeavour is currently mining. An additional 12 holes are being drilled to identify a resource in this area.

Along the Santa Cruz vein to the south, Grupo Frisco had previously estimated an historic resource for the El Porvenir mine in the 1980’s on the basis of underground sampling. Endeavour plans to re-drill this historic resource in 2006 to bring it into compliance with N.I. 43-101.

Three drill holes at the north end of the North Porvenir zone have revealed a deep extension to the high-grade mineralization, including 709 gpt silver over 3.15m (21.9 oz. per ton Ag equivalent over 10.3 ft.) in hole NP 19-3. Drill results are as follows:

North Porvenir Drill Results

Hole	Core Length		Silver	Gold	Ag Equiv.
(No.)	(m)	(ft)	(gpt)	(gpt)	(opt)
NP17-3	2.15	7.1	215	0.28	6.8
and	1.20	3.9	382	0.40	11.8
NP18-3	2.35	7.7	289	0.28	8.9
and	1.15	3.8	680	1.55	22.5
NP19-3	3.15	10.3	709	1.06	21.9
and	2.00	6.6	400	0.83	13.1

True widths are approximately 85% of core lengths.

The North Porvenir zone appears to plunge steeply to the northwest below some shallow holes drilled by Endeavour in 2005. The deep drilling at North Porvenir discovered a hitherto unknown northwest extension, still open to the northwest and at depth.

Along the Santa Cruz vein to the north of North Porvenir, Endeavour continues to drill on the Porvenir Dos property acquired last year, where encouraging surface mineralization is being tested down-dip. Drill results will be available in February.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX-V: EDR; FSE: EJD

The Company also announces it has received conditional approval for a listing of its common shares on the Toronto Stock Exchange (TSX) under the ticker symbol “EDR”. Upon filing and acceptance of the final listing application and related documentation, Endeavour shares will be delisted from the TSX Venture Exchange and commence trading on the TSX Exchange. Endeavour anticipates an early February listing date.

Bradford Cooke, Chairman, stated “ We continue to be pleasantly surprised by the extent and grade of silver mineralization in the Santa Cruz vein. While we still have much to learn about the structural controls on mineralization in the Santa Cruz vein, it appears to be a prolific host for high grade silver orebodies over at least the 4 km strike length controlled by Endeavour. We are also delighted to make the move to the larger TSX Exchange, reflecting the rapid growth of Endeavour over the last two years.”

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. All samples are split by Endeavour personnel at the Guanacevi camp, assayed at the Guanacevi plant, and the blanks and duplicates are then driven to Durango where they are given to BSI Inspectorate Lab in Durango. Pulps are air freighted to Reno, Nevada for analysis at BSI, Reno laboratory. Samples are dried, crushed and split and a 30 gram sub sample is taken for analysis. Gold and silver at both Guanacevi and BSI are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EDR: TSX-V, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver resources and production in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should develop Endeavour into one of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX-V: EDR; FSE: EJD

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX-V: EDR; FSE: EJD